EXHIBIT 2


                      PORTIONS OF 1994 PROXY STATEMENT


APPROVAL OF AMENDMENT TO THE INCENTIVE COMPENSATION PLAN (ITEM NO. 3)

          The Company will present to the shareholders for approval a proposal to amend the Incentive Compensation Plan.

PRINCIPAL FEATURES OF THE INCENTIVE COMPENSATION PLAN

          1. The Incentive Compensation Plan provides for incentive compensation for the executive group of the Company currently consisting of 12 officers and 36 other employees. Incentive compensation for these individuals is determined by the Compensation Committee of the Board of Directors and is payable solely from the Incentive Compensation Amount which is also determined by the Compensation Committee. The Incentive Compensation Amount cannot exceed 11% of reported Consolidated Net Income of the Company and its subsidiaries, excluding any Incentive Compensation Amount (on a net after-tax basis) included in Consolidated Net Income and after deduction of dividends payable on any outstanding preferred stock (no shares of preferred stock are outstanding) and an amount equal to 6% of Average Common Stock Equity (an amount equal to the sum of (i) the aggregate stated or par value of the average net number of shares of common stock of the Company outstanding during such year and (ii) the average capital surplus and the average earned surplus (earnings employed in the business) of the Company and subsidiaries on a consolidated basis for such year). In the discretion of the Compensation Committee, any unused portion of the Incentive Compensation Amount may be carried forward and added to the Incentive Compensation Amount for any of the five succeeding fiscal years. The Compensation Committee may adjust the earnings per share target upward or downward. Its policy is to do so only in consideration of unusual events not related solely to current year operations. The Compensation Committee may also change the Incentive Compensation Amount for any year, by adjusting Consolidated Net Income upward or downward, to eliminate in whole or in part the effects of any item deemed by the Committee in its discretion to be extraordinary or unusual or not to be reflective of the earnings on which incentive compensation should be based. In the event that the Compensation Committee makes such adjustment, it may also recalculate Average Common Stock Equity in such other years as it deems appropriate consistent with such adjustment to Consolidated Net Income.

          2. The Plan is administered by the Compensation Committee, which is comprised entirely of outside directors, appointed by the Board. The Committee is authorized to construe and interpret the Plan.

          3. The Plan currently provides for two basic types of incentives: (i) annual incentives (current allotments) which, unless deferred, are payable in cash, generally shortly after the close of the year to which the allotment relates to the extent that earnings per share in the current year meet or exceed specified objectives set by the Compensation Committee, and (ii) long-term incentives (performance allotments) which are payable in cash (unless deferred) after the applicable performance period (currently four years), to the extent that earnings per share in the last year of such performance period meet or exceed specified objectives set by the Compensation Committee. The Compensation Committee requires that performance allotment payouts in excess of 70% of the award be credited to the individual's common stock account under the Plan (see paragraph 4). Allotments can be paid only to the extent of the Incentive Compensation Amount for the then current year plus any unused carry-forward.

          4. The Committee may require that all or any portion of a current allotment or performance allotment be deferred as a contingent award. Amounts so deferred will be credited to a common stock account maintained by the Company in the name of the participant. The number of shares of Common Stock of the Company to be credited to a participant's common stock account for a deferred current allotment will be determined by dividing the dollar amount of the award by the average closing price of the Common Stock as reported on the New York Stock Exchange Consolidated Tape for a prescribed period shortly prior to the date on which the amount deferred is determined. The number of shares credit to any common stock account will be adjusted to reflect stock dividends, stock splits, combinations or other changes.

          5. A recipient may elect to have all or a portion of any award, otherwise payable in cash, deferred and credited to a common stock account or deferred cash account under the Plan.

          6. Common stock accounts and deferred cash accounts are not funded, but are maintained in book entry form.

          7. Common stock accounts and deferred cash accounts are credited, respectively, with dividend equivalents on full or partial shares and interest equivalents at prime rate. Recipients may request current payment of dividend equivalents.

          8. Unless payment is accelerated by the Compensation Committee in its discretion, common stock accounts and deferred cash accounts are paid out over 60 quarters following termination of employment.

PROPOSED AMENDMENT

          At its meeting held December 21, 1993, based upon the recommendation of the Compensation Committee which is comprised entirely of outside directors, the Board of Directors approved, subject to shareholder approval, an amendment to the Incentive Compensation Plan. This amendment provides prospectively, in lieu of performance allotments denominated in dollars, for payment, in shares of the Company's Common Stock, of long-term incentive grants under the Plan to the extent that specified objectives set by the Compensation Committee prior to the performance period were met or exceeded. These shares will be valued at a price determined by applying a compound increase to fair market value at the date of such performance grants. The objectives include any one of, or any combination of, the following: earnings per share, return on equity, return on assets, economic value added, market value added and cash flow return on investment. The effect of this amendment will be to encourage officers and other members of the key management group to increase their equity ownership of the Company. In addition, the value of the award of the Company's Common Stock is tied directly not only to achievement of the specified objectives but also to the amount of increase in the value of the Company's Common Stock.

          In addition, the Compensation Committee has set new stock ownership guidelines for the key management group. The requirement currently mandates that an executive must, within five years of becoming a participant in the Plan (or by December 31, 1998, if later) acquire and retain Company Common Stock as a multiple of base salary in the following amounts: chief executive officer -- four times, president -- three times, members of the Executive Committee -- two times, and all other key managers eligible for performance shares -- one time. This requirement may be satisfied by any combination of Company Common Stock held outright or held as deferred compensation in a common stock account under the Incentive Compensation Plan or held in another benefit plan. Shares subject to currently exercisable employee options do not satisfy the requirement. In the event that an executive to whom performance share awards are otherwise payable, does not own common stock in the minimum amount required such payment will be deferred, credited to a participant's common stock account and paid out over 60 quarters following termination of employment.

          The amended Plan is effective for performance share awards made in 1994 and thereafter. Performance share awards payable in February 1998 based upon earnings per share in 1997 were granted in February 1994, subject to shareholder approval of this Amendment. In the event the amendment to the Incentive Compensation Plan is not approved by the shareholders, the Company will continue to use targets based on dollar amounts to named executive officers and other members of the executive group under the current Plan.

          If this Plan had been in effect for 1990 (the most recent year which would have resulted in a payout for 1993), the following tabulation summarizes the benefits or amounts which would have been received by or allocated to each of the individuals serving as the Company's chief executive officers and the four other most highly compensated executive officers had those individuals been in those positions during the entire performance period of this hypothetical illustration:

                             NEW PLAN BENEFITS
           INCENTIVE COMPENSATION PLAN HYPOTHETICAL ILLUSTRATION


           NAME AND POSITION         NO. OF                      VALUE OF
                                  PERFORMANCE   STOCK PRICE     PERFORMANCE
                                     SHARES       AT PAYOUT       SHARES
           -----------------      -----------   -----------     -----------

          A.J. Costello             5,714         $51.868        $291,883

            Chairman and CEO

          F.V. AtLee                3,428         $51.868        $175,861

            President

          D.R. Bethune              1,584         $51.868        $76,886

            Group Vice President

          T.B. Martin               1,584         $51.868        $76,886

            Vice President and CFO

          W.J. Murray               1,584         $51.868        $76,886

            Group Vice President

          G.J. Sella, Jr.               0           -----              0

            Retired Chairman and CEO

          Executive Officers       15,158         $51.868       $774,889

          Non-Executive Director
            Group                       0           -----              0
          All Officers and Other
            Members of Executive
            Group                  31,779        $51.868      $1,622,877

VOTE REQUIRED

          The affirmative note of the holders of a majority of all outstanding shares of common stock entitled to vote thereon is necessary for approval of the amendment to the Incentive Compensation Plan. The Board of Directors recommends that the shareholders vote FOR the approval of the amendment to the Incentive Compensation Plan.

EXECUTIVE COMPENSATION

          The following tabulation summarizes compensation paid to the Chief Executive Officers (CEO) and the four other most highly compensated executive officers for services rendered in all capacities in 1991, 1992 and 1993 to the Company and its subsidiaries:

                                               SUMMARY COMPENSATION TABLE
                                                                     LONG-TERM COMPENSATION
                                                                --------------------------------
                                                                       AWARDS           PAYOUTS
                                                 ANNUAL         ---------------------  ---------
                                              COMPENSATION                 SECURITIES    LONG-
                                                 (1)(2)         RESTRICTED UNDERLYING    TERM
                                             ---------------      STOCK     OPTIONS/   INCENTIVE   ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR    SALARY    BONUS    AWARDS(3)     SARS      PAYOUTS  COMPENSATION(4)
- ---------------------------          ----    ------    -----    ---------  ----------  --------- ---------------
A.J. Costello

Chairman and CEO                     1993  $525,000   $329,649      $0       43,500     $214,190     $7,075

  President                          1992  $450,000   $380,971      $0       18,278     $278,025     $6,866

  President                          1991  $410,000   $261,117      $0       18,500     $285,286

F.V. AtLee

President                            1993  $443,750   $268,197      $0       20,900     $145,196     $7,075

  Executive Vice President           1992  $488,333   $266,097      $0       11,286     $221,100     $6,866

  Executive Vice President           1991  $383,333   $218,617      $0       11,400     $258,375

D.R. Bethune(5)

Group Vice President                 1993  $325,000   $156,660      $0       7,600      $ 84,985     $7,075

  Group Vice President               1992  $300,000   $146,558      $0       4,570      $143,963     $6,866

T.B. Martin

Vice President and CFO               1993  $255,750   $121,771      $0       7,600      $ 88,954     $7,075

  Vice President and CFO             1992  $240,750   $126,531      $0       6,637      $121,688     $6,866

  Vice President and CFO             1991  $225,917   $116,961      $0       6,700      $ 91,152

W.J. Murray(5)

Group Vice President                 1993  $245,000   $139,572      $0       7,600      $ 88,868     $7,075

  Group Vice President               1992  $206,250   $95,082       $0       4,134      $134,863     $6,187

G.J. Sella, Jr.(6)

Retired Chairman and CEO             1993  $225,000   $141,559      $0       0          $328,125     $6,746

  Chairman and CEO                   1992  $800,333   $625,771      $0       34,000     $544,500     $6,866

  Chairman and CEO                   1991  $781,250   $528,120      $0       28,700     $616,125

____________
(1)     Includes amounts earned in fiscal year, whether or not deferred.
(2)     There was no disclosable "Other Annual Compensation" paid, payable or accrued to any of the named executive officers during 1993, except for Mr. Sella who has imputed income of $88,043 attributable to off-site office expenses incurred after his retirement.
(3)     No restricted stock was granted in 1991, 1992 or 1993.  None of the named executive officers holds restricted stock, except for Mr. Sella who holds 1,148 shares, all of which are awarded in 1968, 1969 and 1970.  The value of the restricted stock as of the end of the last completed fiscal year is $14,953.  The restricted stock does not carry nor is it entitled to the payment of any dividend (other than dividends in common stock of the
        Company).
(4)     The amount listed for each named executive officer consists entirely of Company matching contributions to the
        Employee Saving Plan.
(5)     Messrs. Bethune and Murray were elected executive officers of the Company in 1992.
(6)     Mr. Sella retired as Chairman of the Board and Chief Executive Officer of the Company on March 31, 1993.

          The following tabulation shows, as to the named executive officers and as to the shareholders, information with respect to stock options, all of which were granted with stock appreciation rights in tandem therewith:

                                    OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                      % OF
                                      TOTAL
                                      OPTIONS/
                        NUMBER OF     SARS                                         POTENTIAL REALIZABLE VALUE AT
                        SECURITIES    GRANTED                                      ASSUMED ANNUAL RATES OF STOCK
                        UNDERLYING    TO             EXERCISE                      PRICE APPRECIATION FOR OPTION
                        OPTIONS/      EMPLOYEES      OR BASE                                   TERM
                        SARS          IN FISCAL      PRICE        EXPIRATION   -------------------------------------
NAME                    GRANTED(1)    YEAR(2)        ($/SH.)      DATE          0%           5%             10%
- ----                    ----------    ---------      --------     ----------   ----   --------------  --------------
A.J. Costello             43,500        4.63%         $52.00      4/19/2003     $0        $1,422,560      $3,685,045

F.V. AtLee                28,900        2.23%         $52.00      4/19/2003     $0          $683,483      $1,732,079
D.R. Bethune               7,600        0.81%         $52.00      4/19/2003     $0          $248,539        $629,047

T.B. Martin                7,600        0.81%         $52.00      4/19/2003     $0          $248,539        $629,047
W.J. Murray                7,600        0.81%         $52.00      4/19/2003     $0          $248,539        $629,047

G.J. Sella, Jr. (3)            0           0               0          --        $0                $0              $0

All Shareholders(4)           --          --              --          --        $0    $2,944,168,228  $7,461,079,961

Current CEO Gain As a %
  of All Shareholders         --          --              --          --       0.0%           0.048%          0.048%

Above Officers As a % of
  All Shareholders            --          --              --          --       0.0%           0.097%          0.097%

All Officers As a % of
  All Shareholders            --          --              --          --       0.0%           0.132%          0.132%

________________
(1)     Options covering 1,923 shares were granted as Incentive Stock Options to each of the named executive officers and are exercisable after one year from date of grant.  The remaining options are Non-Qualified Options --
        one-third of which are exercisable after one year from date of grant, another one-third exercisable after two years from date of grant and the remaining one-third exercisable after three years from date of grant.  The term of the options is ten years.

(2)     Based on options covering 939,840 shares granted to a total of approximately 1,400 employees during 1993.

(3)     Mr. Sella was not granted any securities, underlying options or SARs.

(4)     Total dollar gains based on the assumed annual rates of appreciation shown here and calculated on 90,028,540 outstanding shares as of December 31, 1993.

                           AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                                   AND FISCAL YEAR END OPTION SAR/VALUES
                                                NUMBER OF UNEXERCISED            VALUE OF UNEXERCISED
                                                OPTIONS/SARS HELD AT         IN-THE MONEY OPTIONS/SARS AT
                                                   FISCAL YEAR END                 FISCAL YEAR END
                     SHARES                  ---------------------------     ------------------------------
                    ACQUIRED        VALUE
    NAME           ON EXERCISE    REALIZED   EXERCISABLE   UNEXERCISABLE     EXERCISABLE(1)   UNEXERCISABLE
    ----           -----------    --------   -----------   -------------     --------------   -------------
A.J. Costello           0               $0     53,790         68,108             $36,825           $0

F.V. AtLee              0               $0     46,700         38,506             $36,825           $0

D.R. Bethune            0               $0     18,456         12,514              $4,031           $0

T.B. Martin             0               $0     18,743         12,594             $19,688           $0

W.J. Murray             0               $0     19,348         11,756             $27,844           $0

G.J. Sella,
  Jr.(3)           17,192         $519,926    166,200              0            $381,713           $0

______________

(1)     Total value of options based on fair market value of Company stock of $50.1875 as of December 31, 1993.  The exercise price cannot be lowered during the term of the option.
(2)     No unexercisable options/SARs were in the money at fiscal year end.
(3)     All shares acquired on exercise by Mr. Sella were acquired subsequent to his retirement on March 31, 1993.

                          LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR
                  NUMBER OF          PERFORMANCE OR               ESTIMATED FUTURE PAYOUTS
                  SHARES, UNITS      OTHER PERIOD             UNDER NON-STOCK PRICE-BASED PLANS
                  OR OTHER           UNTIL MATURATION -----------------------------------------------
   NAME           RIGHTS(1)          OR PAYOUT        THRESHOLD            TARGET            MAXIMUM
   ----           -------------      ---------------- ---------           --------           --------
A.J. Costello     $463,125           4 years            $2,286            $463,125           $926,250

F.V. AtLee        $278,438           4 years            $1,615            $278,438           $556,876

D.R. Bethune      $125,000           4 years              $725            $125,000           $250,000

T.B. Martin       $125,000           4 years              $725            $125,000           $250,000

W.J. Murray       $125,000           4 years              $725            $125,000           $250,000

G.J. Sella, Jr.   $475,000           4 years              $861            $148,438           $296,876

_______________

(1)     Performance Allotments are granted, the payment of which is predicated upon the achievement of corporate performance goals, specifically earnings per share in the last year of the performance period.  The achievement of approximately 66% of this goal will result in payment of the threshold amount, 100% of goal in payment of the target amount, while attaining approximately 120% of the goal will result in payment of the maximum amount.  No payment will be made if less than 66% of the goal is achieved.  The Compensation
        Committee of the Board of Directors may adjust the goal, in its discretion, at any time prior to the end of the first quarter of the final year of the performance period.

BOARD COMPENSATION COMMITTEE REPORT


          The Company's executive compensation policies for its officers are part of its Salary Administration Program which is applicable to all salaried employees. Under this Program, it is solely the responsibility of the Compensation Committee of the Board of Directors, which is comprised entirely of outside directors, to set an officer's annual compensation by determining his or her base salary and short-term and long-term target incentive levels and actual incentive payments. The Compensation Committee believes that the Company's competition for executive talent is not limited to those companies identified in the Performance Graph as the combined indices of Standard & Poor's Healthcare Diversified Index and Chemicals Index. In order to ensure that the Company's compensation levels are competitive, the Company uses both peer group surveys and surveys provided by independent compensation consultants such as TPF&C, a Towers Perrin Company, to determine the market criteria for its officers. The consultant surveys include executive compensation surveys for companies with sales of $3 billion to $6 billion and pharmaceutical/consumer goods surveys. The sixteen companies in the peer group (other than the Company) that are surveyed individually were selected by the Compensation Committee because they are major competitors in the pharmaceutical and agricultural chemical industries: Abbott Laboratories, Bristol-Myers Squibb Company, Ciba-Geigy Corporation, E. I du Pont de Nemours and Company, Eli Lilly and Company, Glazo Inc., Johnson & Johnson, Merck and Co., Inc., Monsanto Company, Pfizer Inc., Rhone-Poulenc Rorer Inc., Schering-Plough Corporation, SmithKline Beecham Corporation, The Upjohn Company, Warner-Lambert Company, and Wyeth-Ayerst Laboratories. Survey data is analyzed and the entire compensation structure for each officer is measured to ensure peer competitiveness. Once these market criteria have been determined, the objective of the Compensation Committee is to ensure that executive compensation is closely tied to shareholder value. To achieve that objective, the Committee sets base salary somewhat below the average of its surveys and uses an incentive structure that provides above average compensation for excellent growth in shareholder value and below average compensation for less than average growth. The Committee takes into consideration the recommendations of management. This places more emphasis on the incentive portion of the compensation plan.

BASE SALARY

          In determining base salary under the Salary Administration Program, each position in the Company is assigned a "job level" and each level is assigned a range of base salaries, based on the average paid base salary rates in the competitor comparison described above, with base salary midpoints being set somewhat below the average of the competitor group. Individual salary within the range is a function of experience and performance. The Compensation Committee considers the competitiveness of the entire compensation package when determining base salary ranges. A major element of this determination is the base salary ranges of the competitor companies. Individual performance is not weighed in setting base salary ranges. The determination of individual salaries for the named executive officers within these ranges is based upon competitive data and the individual executive's contributions.

ANNUAL INCENTIVE COMPENSATION

          The Salary Administration Program also provides short-term incentives in the form of annual cash incentives. The target level for the annual incentives is set as a percentage of individual salary for each eligible employee. This percentage increases as the job level increases; thus, for higher level employees, such as officers, annual incentives will constitute a greater portion of total compensation. As in the case of base salary, the target levels for named executive officers and other members of the executive group are set somewhat below the average of the competitor group for average performance with the opportunity to earn well above the average for above average performance. This places emphasis on excellent performance. The actual amount of a named executive officer's current annual incentive is determined by the Compensation Committee based on an evaluation of individual performance, which would include the achievement of established budget targets, the development of personnel, the achievement of strategic management goals, new product introductions and the extent to which earnings objectives have been met. Once an individual's annual incentive has been determined, it is subject to an overall companywide adjustment directly relating to the extent to which the Company met, exceeded or fell short of its overall earnings per share target for compensation purposes as set each year by the Compensation Committee. Annual incentives may range from 0 to 200% of target based upon successfully achieving pre-determined goals and individual performance. If a named executive officer's performance fails to meet minimum requirements, he or she will receive no annual incentive. The Compensation Committee has the power to adjust the earnings per share target upward or downward. Its policy is to do so only in consideration of unusual events not related solely to current year operations. In 1993, earnings per share targets were adjusted for both the annual incentive plan and the long-term incentive plan (as described below) to exclude the financial impact of (i) the cumulative effect of accounting changes pertaining to adoption by the Company of Statement of Financial Accounting Standards No. 106, 'Employer's Accounting for Postretirement Benefits Other Than Pensions' and Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes'; (ii) the global, companywide restructuring of the Company's businesses, primarily the medical business; (iii) discontinued operations related to the spin-off of the Company's chemicals and plant food businesses; and (iv) the one-time costs and charges associated with transactional matters such as the write-off of acquired in-process research and development resulting from the acquisition of 53.5% of Immunex Corporation.

LONG-TERM INCENTIVE COMPENSATION

          The long-term portion of incentive compensation consists of performance allotments denominated in dollars and stock option grants. Performance allotment target levels for named executive officers and other members of the executive group are set somewhat below the average of the competitor group, again to place emphasis on excellent performance. The payout of performance allotments is determined solely by the extent to which the Company's earnings growth over a four-year performance period (currently as measured by earnings per share in the fourth year) meets, exceeds or falls short of performance targets established by the Compensation Committee at the beginning of the performance period. (See Amendment to the Incentive Compensation Plan.) To provide incentives for outstanding performance, awards of performance allotments may range from 0 to 200% of target based solely upon earnings per share achievement in the fourth year of the performance period. The payout of performance allotments will only be made provided the named executive officer or other member of the executive group remains an employee for the entire performance period, unless the Compensation Committee determines otherwise.

          The named executive officers and other key employees also receive annual grants of stock options covering the Company's Common Stock. The number of options granted is based upon a valuation of option grants by competitor companies and is set somewhat below the average of the competitor group. The price of the option is based on the market price at the date of grant and the number of options granted is determined by the individual's job level. The extent to which the individual realizes any gain is, therefore, directly related to increases in the price of the Company's Common Stock and hence, the increase in shareholder value, during the period of the option.

          The Company will present to the shareholders a proposal to amend the Incentive Compensation Plan to grant performance shares instead of dollar amounts. In the event the Amendment to the Incentive Compensation Plan is not approved by the shareholders, the Company will continue to use targets based on dollar amounts to named executive officers and other members of the executive group under the current Plan.

          The Omnibus Budget Reconciliation Act of 1993 added Section 162(m) to the Internal Revenue Code. Section 162(m) limits the deductibility of compensation paid to top executives of public companies to $1,000,000, unless it is directly tied to specific performance goals previously approved by shareholders. This cap applies to all compensation paid in taxable years beginning on or after January 1, 1994. The transition rules applicable to Section 162(m) provide transition relief to plans already approved by shareholders. This transition relief will last until the date the plan is materially modified, the date it expires, the date all the stock is issued under it or the first shareholder meeting after December 31, 1996.

          The Company has not determined whether to exempt either base salary or annual cash incentive from Section 162(m) of the Internal Revenue Code. It is not anticipated that base salary and annual cash incentive of any of the named executive officers will exceed $1,000,000 in 1994. The Company believes that its stock option and long-term incentive plans comply with the transition rules applicable to Section 162(m).

          In determining Mr. Costello's base salary for 1993, the Compensation Committee set his salary in the lowest quartile of the peer group companies previously specified because of his recent promotion and short tenure in the position.

          Each year, the Compensation Committee establishes a corporate earnings per share objective for the purpose of determining annual current incentive compensation for named executive officers and other key employees. (The five-year history of the earnings per share actually achieved is detailed in the Performance Graph section.) At year's end, performance against this and other non-financial objectives such as progress in accomplishing strategic restructuring plans is evaluated by the Compensation Committee for the Chief Executive Officer and each of the named executive officers.

          For 1993, the Compensation Committee determined that the major performance objectives have been met or exceeded by the Chief Executive Officer and the other named executive officers. These objectives included the spin-off of the Company's chemicals and plant food businesses by distributing all the outstanding shares of Common Stock of Cytec Industries Inc., the acquisition of 53.5% of Immunex Corporation, the acquisition of Shell Petroleum Company Limited international crop protection business, initiation of the strategic restructuring of the Company's businesses, primarily the medical business, and substantially meeting budgeted continuing operations objectives even in a difficult economic environment. As a result annual incentive compensation was awarded to the Chief Executive Officer in the amount of 103% of target and for other named executive officers between 103% and 124% of target. All named executive officers (and all other persons receiving performance allotment payouts) received a performance allotment payout at 75% of target as detailed in the Summary Compensation Table. The below target payout was the result of lower earnings than the objective that had been established at the time of grant (1990). Options granted in early 1993 were based upon the competitor surveys and are detailed in the Summary Compensation Table.

                              Compensation Committee
                              David M. Culver
                              Allan B. Dragone
                              Morris Tanenbaum, Chairman


EMPLOYMENT AGREEMENTS

          All salaried employees of the Company including the named executive officers sign an employment agreement on the Company's standard form. Each agreement provides for the initial salary the Company shall pay to the employee for the services performed by the employee, the confidentiality and non-use of information which is proprietary to the Company, assignment of inventions and improvements which the employee may invent or produce and termination of employment by both the employee and the Company. The notice of termination period for salaried employees including the named executive officers ranges from one month to six months (depending on the standard form in use at the time), except in the case of termination for cause, when no prior notice is required. The agreement provides that, for one year after termination of employment with the Company, the employee shall not engage in work or other activity involving a product or process similar to a product or process on which he or she worked for the Company at any time during the period of two years immediately prior to termination of employment, if such work or activity is then competitive with that of the Company, unless otherwise given a release in writing by an officer of the Company to engage in such work or activity. In certain circumstances, the Company may be obligated to continue paying the former employee his or her base salary in order to invoke the non-competition provisions.

          The Board of Directors has adopted an executive income continuity plan to reinforce and encourage the continuing attention, dedication and loyalty of executives in the senior management group without the distraction of concern over the possibility of involuntary or constructive termination of employment resulting from unforeseen developments, by providing income continuity for a limited period. The plan provides for payments to members upon termination of employment, unless such termination is (i) on account of death or retirement, (ii) by the Company for disability or cause, or (iii) by the member without good reason (as defined in the plan -- generally, actions by the Company inconsistent with the participant's status or with the Company's traditional compensation policies). Members of the plan consist of the chairman, the president, the corporate vice presidents, and such other employees as are designated by the Executive Committee. In general, the plan provides for payments upon termination of employment, in the case of the executive officers, and in the case of other members meeting certain age and service requirements, of two times annual salary plus two times target annual incentive (current allotment under the Incentive Compensation Plan), in 24 monthly installments, and in the case of other members annual salary plus target annual incentive, in 12 monthly installments. The plan also provides for certain miscellaneous payments, including relocation payments, legal fees, and expenses incurred in seeking new employment. The benefits of this Plan are not available to any employee who is then currently eligible to receive a benefit under the Supplemental Employees Retirement Plan or, in any event, for any period beyond the employee' sixty-fifth birthday.

          Under agreements approved by the Compensation Committee and the Board of the Directors, if any one of a number of events potentially affecting the control of the Company occurs, all deferred stock awards and deferred cash awards held by certain members of key management (including all persons named in the Summary Compensation Table) will be cancelled and the fair market value thereof will be paid promptly in cash, and the Compensation Committee may authorize payment, to the extent it deems equitable, of outstanding performance allotments held by such persons.

          The Board of Directors has adopted a Compensation Taxation Equalization Plan providing for the payment to any employee, officer or director who becomes subject to the tax imposed by Section 4999 of the Internal Revenue Code of reimbursement for the tax, plus all taxes imposed upon the reimbursement. A 20% excise tax applies to compensatory payments
(i) the present value of which equals or exceeds three times the 'base amount' of the recipient, and (ii) that are contingent upon change 'in the ownership or effective control' of the Company. The 'base amount' is the average annual compensation included in taxable income over the five-year period ending before the year during which the change in the ownership or effective control occurs.

COMPENSATION UNDER RETIREMENT PLAN

          The following Pension Plan Table shows the estimated aggregate annual benefits payable under the Company's retirement program consisting of the Employees Retirement Plan, ERISA Excess Retirement Plan and Supplemental Employees Retirement Plan, assuming retirement at or projected to age 65 (normal retirement age) to persons in the earnings ranges recognized for pension purposes, and with the number of years credited for purposes of pension benefits shown, on a single life annuity basis:

                                                   PENSION PLAN TABLE

EMPLOYEE'S                                     YEARS OF SERVICE
ANNUAL          ----------------------------------------------------------------------------------------------
EARNINGS USED
FOR
COMPUTATION
OF BENEFITS     15 YEARS      20 YEARS     25 YEARS             30 YEARS     35 YEARS   40 YEARS      45 YEARS
- -----------     --------      --------     --------             --------     --------   --------      --------
$200,000        $ 50,100      $ 66,000     $ 83,500             $100,280     $116,900   $133,600      $158,380
$250,000        $ 62,625      $ 83,500     $104,375             $125,250     $146,125   $167,800      $187,875

$350,000        $ 87,675      $116,900     $146,125             $175,350     $284,575   $233,880      $263,825

$450,000        $112,725      $158,300     $187,875             $225,450     $263,025   $308,680      $338,175

$550,000        $137,775      $183,700     $229,625             $275,550     $321,475   $367,480      $413,325
$650,000        $162,825      $217,100     $271,375             $325,650     $379,925   $434,200      $488,475

$750,000        $187,875      $250,500     $313,125             $375,750     $438,375   $501,800      $563,625

$850,000        $212,925      $283,900     $354,875             $625,850     $496,825   $567,800      $638,775

$950,000        $237,975      $317,300     $396,625             $475,950     $555,275   $634,600      $713,925


          Amounts shown in the above table would be reduced by a portion of primary social security payments for which a person would be eligible at age 65. In addition, the normal form of benefit payment under the program would require the further reduction of amounts above in the table pursuant to an actuarially based formula to provide a benefit to a surviving spouse upon the employee's death following retirement equal to 50% of the reduced benefit.

          Compensation included in the Pension Plan Table consists of the base salaries and target portion of the bonus (annual cash incentive) reported for the named executive officers in the Summary Compensation Table. Mr. Martin receives a pension differential, provided he is in the employ of the company when he reaches the age of 68, equal to the amount by which the pension Mr. Martin is entitled to receive from the Company's Employee Retirement Plan and Supplemental Employees Retirement Plan, if elected a member, is less than 40% of his average earnings during the three years out of the final 18 years of his employment during which such earnings are the highest, provided that he shall elect to have his pension commence immediately upon retirement.

          The Company's retirement program for employees consists of its Employee Retirement Plan, an actuarially funded plan subject to the provisions of the Employees Retirement Income Security Act of 1974, as amended (ERISA), and its unfunded ERISA Excess Retirement Plan and Supplemental Employees Retirement Plan, both of which are exempt from certain of the provisions of ERISA. All of the plans are non-contributory defined benefit plans. The unfunded plans for active employees have related 'Rabbi' trusts (i.e.; trusts the assets of which remain available to satisfy claim of the Company's creditors) which have not been funded. The Company has no current plans for funding these trusts.

          The Board of Directors has authorized 'Rabbi' trust agreements to fund benefits payable to certain currently retired employees under the Supplemental Employees Retirement Plan and the ERISA Excess Plan. One trust has been funded through the purchase of annuities. the other has not yet been established.

          The Employees Retirement Plan covers all domestic employees of the Company and the employees of many of its domestic subsidiaries. Retirement benefits are determined by aggregating percentages of earnings (as defined) throughout an individual's career, but retirement benefits so calculated are subject to a minimum of 1.57% of average annual earnings (as defined) paid in cash for those five calendar years of the employee's final ten calendar years of employment in which the employee's earnings were the highest, multiplied by the employee's number of years of service, reduced by a partial social security offset. Since this plan is subject to ERISA, there are maximum limitations on pensions payable. There is no actuarial reduction for early retirement at age 62 or older after twenty years of service. Employees are 100% vested after five years of service. If the plan is terminated, or merged with another plan, within three years following a 'change in control' (as defined in the plan), any remaining funds, after providing for all fixed and contingent liabilities, must be applied to provide proportionately increased benefits to participants.

          The ERISA Excess Retirement Plan provides a supplemental pension for all affected employees equal to the difference between the pension as calculated under the Employees Retirement Plan (without reference to the ERISA maximum limitation) and the lower maximum pension permitted under federal law to be paid from the Employees Retirement Plan.

          In addition, the Compensation Committee of the Board of Directors may elect an employee a member of the Supplemental Employees Retirement Plan. A member of the Supplemental Employees Retirement Plan is entitled upon retirement (but not before the first day of the month following the member's 60th birthday or such earlier date as may be determined by the Compensation Committee, in the case of officers, or by the Executive Committee, in the case of other members) to a supplemental pension equal to the difference between the aggregate pensions payable under the Employees Retirement Plan and the ERISA Excess Retirement Plan and an amount calculated in the same manner as is the pension under the Employees Retirement Plan, but without regard to the limitations on maximum pensions mandated by ERISA, and with the following modifications: (i) for pension calculation purposes, such member is deemed to have continued employment and earnings for five additional years, but not beyond age 65 unless a different period is specified by the Compensation Committee (in the case of officers) or the Executive Committee (in the case of other members), and
(ii) average annual earnings are those for the highest three of the last ten years (including years in which such member is deemed to have continued earnings and employment under clause (i), above).

          These plans provide for normal post-retirement payment options and for normal survivors' benefit options in the event of death prior to retirement, including a Company-paid surviving spouse benefit. Survivors' benefits for members of the Supplemental Employees Retirement Plan and for those included in groups specified by the Compensation Committee or the Executive Committee and who meet specified age and service requirements, are based on service determined as described in the preceding paragraph, with additional service credited of five years but not beyond age 65.

          Earnings, as utilized for the retirement program, consist of (i) regular fixed compensation for the employee's normal work period in the form of salary or wages (prior to reduction on account of any election specified in Sections 125, 127, 129 or 401(k) of the Internal Revenue
Code); (ii) extra compensation or cash awards customarily paid to full time salesmen or sales representatives whether or not based on sales; and (iii) incentive compensation (other than performance allotments) paid in cash under any incentive compensation plan adopted by the Board during each calendar year up to a maximum amount of 33-1/3% of such regular fixed compensation for each such calendar year. Under the Supplemental Employees Retirement Plan, a member is credited, for the year of retirement or death during employment and for subsequent years for which an employee is deemed to have continued employment and earnings, with 100% of the target incentive compensation (excluding performance allotments) applicable to such member's salary level as of the date of such member's retirement or death, in lieu of any credit under clause (iii) above for such years. Covered earnings for 1993 (salary rate at September 1, 1993, plus covered incentive compensation accrued in 1992 and paid in 1993, with years of service through 1993) for the four persons named in the Summary Compensation Table who are not members of the Supplemental Employees Retirement Plan were approximately: Mr. AtLee $600,000 (27 years); Mr. Bethune $426,667 (24 years); Mr. Martin $342,667 (5 years); and Mr. Murray $340,000 (25 years). Covered earnings for the person named in the Summary Compensation Table who is a member of the Supplemental Employees Retirement

Plan, which would have been utilized had be retired at December 31, 1993, assuming the Compensation Committee took no action to designate a period ending prior to age 65 during which they would be deemed to have continued employment with the same earnings (with years of service projected to age
65), would have been Mr. Costello $880,000 (43 years).

DIRECTORS' COMPENSATION

          Directors who are employees are not entitled to extra compensation by reason of their directorships or their attendance at meetings of the Board, any committee thereof, or of the shareholders. Directors who are not employees of the Company or of any of its subsidiaries are paid a retainer of $20,000 per year. Such directors also receive annual retainers while chairmen ($4,000 each, except Nominating, $2,000) or members ($2,000 each, except Nominating, $1,000) of committees of the Board. Each such director is also paid a fee of $1,000 for attendance at a meeting of the Board and the committee meetings on the same day, and $500 for attendance on any other day at committee meetings or at a meeting of shareholders.

          Pursuant to the Restricted and Deferred Stock Plan for Non-Employee Directors, non-employee directors receive an annual grant of 200 shares of Common Stock on the date of each annual meeting of shareholders, either in the form of restricted stock (with restrictions lapsing after the next annual meeting) or as deferred stock (with restrictions lapsing after the next annual meeting, but which is distributed in the year following termination of Board service). A person who becomes a non-employee director between annual meetings will receive a pro-rated grant, but if a grant would be less than 40 shares no grant will be made.

          Under an arrangement available to all non-employee directors, compensation for services as a director may be deferred until after retirement from the Board, when it will be paid together with interest equivalents accrued at the prime lending rate during the period of deferral. No director deferred his or her director's fees in 1993 under such arrangement.

          Under the Non-Employee Directors Retirement Plan, a person who has both been a director and not been an employee for at least thirty-six months is entitled, upon termination of membership on the Board of Directors at retirement age (as determined under policies of the Board from time to time) or for other reasons contemplated by the Plan (including circumstances related to a 'change in control', as defined), to an annual benefit equal to the then current retained paid to non-employee directors (exclusive of retainers paid for chairmanship of or membership on any committee of the Board) plus the value of the most recent grant under the Restricted and Deferred Stock Plan for Non-Employee Directors, in quarterly installments for a period of time equal to the number of calendar quarters (not in excess of 40) during which such person was a director and not an employee of the Company or any subsidiary. This unfunded plan has a related 'Rabbi' trust which is not funded. The Company has no current plans for funding this trust.

          Other personal benefit-type compensation for the entire group of directors and officers is not individually significant or reportable.